Exhibit 2
HearUSA, Inc.
1250 Northpoint Parkway
West Palm Beach, Florida 33407
March 16, 2011
OPEN LETTER TO SHAREHOLDERS OF HEARUSA, INC.
Arcadia Capital Advisors, LLC, through its affiliated funds (“Arcadia” or “we”), is the beneficial owner of Common Stock of HearUSA, Inc. (“HearUSA”, or the “Company”) (AMEX: EAR), and is among the top five shareholders of the Company. We issued open letters on February 1, 2011, and on March 9, 2011, highlighting our concerns with the actions of Siemens Hearing Instruments, Inc. (“Siemens”). We indicated in our letter that we believed Siemens is not being a good partner to HearUSA and that Siemens’ actions intended to manipulate the share price of HearUSA. Specifically, we commented upon the misleading information and potential motivation for Siemens’ 13D SEC filing on January 18, 2011. We also pointed out questionable behavior as revealed by HearUSA’s February 3, 2011 lawsuit, filed against Siemens. Now, we would like to bring to shareholders’ attention another development, which further validates our perspective regarding Siemens’ actions.
We reached out to Siemens Hearing Aid division, at their headquarters in Piscataway, New Jersey, through their main office telephone number at (732) 562-6600. We were informed by Siemens that Mr. Brian Kinnerk (“Kinnerk”), the Chief Executive Officer of Siemens Hearing Instruments in the Americas, is “no longer with the company.” We were surprised, as we had not seen a press release from Siemens announcing this departure. We visited the Siemens website (link provided below) to verify this news, and discovered that Kinnerk’s profile had been removed from the website and there is still no official communication from the company. This suggests to us that Siemens AG, the corporate parent of Siemens Hearing Instruments, might finally be viewing the situation as we do. From our perspective, the recent predatory strategy of the Siemens Hearing Aid division required a change in management. At this time, we urge Siemens to take two further actions:
1)	Release an amendment to their 13D, updating HearUSA shareholders on their intentions; and

2)	Improve its business practices to be a genuine partner in the growth of HearUSA.
Update to 13D Filing
A removal of the CEO would suggest that Siemens AG realized that the actions of the Hearing Aid division were inconsistent with reasonable corporate behavior and likely harmed an important relationship with a loyal business partner. We note that Kinnerk’s unceremonious departure was not accompanied by any press release or an announcement on the part of Siemens, even though his hiring a year ago on January 19, 2010, was announced with a formal press release. Such a drastic action also likely indicates that the corporate parent believes a change in strategy is long overdue. We believe that a change in strategy by Siemens should be communicated to other HearUSA shareholders in a timely manner, in the form of an update to the Siemens’ 13D SEC filing. Siemens can correct what we believe to be a hostile tone and negative intentions in the original 13D filing from January 2011. We urge Siemens to release an amendment to their 13D, if there indeed is a change in how they plan to treat HearUSA.
Furthermore, we see that Mr. Nicolau Gaeta, the Chief Financial Officer of Siemens Hearings Instruments, remains on the website and with Siemens. As indicated in the exhibits of the ongoing court case and illustrated by our March 9, 2011 letter, Mr. Nicolau Gaeta was the Siemens executive who provided approval of the transaction structure in the sale of HearUSA’s Canadian operations, Helix Hearing Care of America Corporation. From his continuing role as CFO, we surmise that Siemens realized the original transaction was correct as it stands and that the Siemens’ claim for payment has no merit. Mr. Nicolau Gaeta’s communications appear collaborative and consistent with maintaining a cordial relationship with its partner, HearUSA. The hostile and manipulative approach, evidenced in the Siemens’ 13D, seems to stem from a renegade CEO, which destroyed value to the HearUSA shareholders and likely caused significant disruptions in our business. The personnel actions taken by Siemens leads us to believe Siemens reached the same conclusions, which is why Mr. Gaeta remains and Mr. Kinnerk is gone.
In our opinion, Siemens’ actions indicate they share our belief that it is not in their best interest to pursue a strategy of attacking a business partner in such a malicious manner, as they have against HearUSA. It is in Siemens’ best interest to put this debacle behind them. The sooner Siemens makes their plans apparent going forward, the better for all — HearUSA, HearUSA shareholders, Siemens hearing aid users, and the Siemens Hearing Aid division.
BE A GOOD BUSINESS PARTNER
The path to ensuring a successful future for the Siemens Hearing Aid division would include improving their dealings with their loyal and lucrative business partner HearUSA. HearUSA and Siemens have historically been great business partners, before the arrival of Mr. Brian Kinnerk, and we urge Siemens to return to that path. We are quickly approaching the 10-year anniversary of when Siemens’ President Paul Erickson and HearUSA’s Stephen J. Hansbrough, then President and COO, signed a letter of intent on April 23, 2001, “[forming] a marketing and promotional alliance in the United States.” Though the recent actions by Siemens have harmed this longstanding relationship, we believe that Siemens can and should take immediate action to repair it.
In our view, there is tremendous opportunity for growth in near future, with the exciting AARP partnership, opportunities with a growing, aging population, and potential new managed care provider relationships. We are sure that Siemens would agree it is in their best interest to protect the distribution channels that HearUSA provides them, and the revenue stream and EBITDA that accompanies that distribution. We believe that Siemens recognized that their current actions, including their 13D filing and unreasonable and irrational payment demand stemming from a two-year old transaction, are not conducive to this goal, as the departure of the CEO suggests.
We urge Siemens to fully participate in the bright and prosperous future of HearUSA, either in a fair, outright acquisition at a price reflective of the value in our business, or by building a healthy, constructive relationship with HearUSA. In our opinion, Siemens is a natural buyer for HearUSA, either alone or in conjunction with another partner. HearUSA represents a sizable revenue and EBITDA stream to Siemens, and we see many benefits from the full integration of HearUSA operations with Siemens’ business. We urge Siemens to make a full and fair offer for the Company to consummate this relationship.

If Siemens decides not to move down this natural path, then we ask that Siemens cease any actions that could harm its partner, and work constructively with HearUSA. Siemens should be taking all steps necessary to ensure that HearUSA is able to take full advantage of the near term opportunities, whether it be in the form of accessible financing, competitive hearing-aids, or marketing support.
Siemens has begun to mend ways, but there is much work left to be done. As one of HearUSA’s largest shareholder, we look forward to working constructively with Siemens and HearUSA, to drive shareholder value and provide the best service possible for HearUSA’s hearing aid clients.
Respectfully,
Richard S. Rofé, Managing Director
Arcadia Capital Advisors, LLC
Link to Management Profiles of Siemens Hearing Instruments:
http://www.medical.siemens.com/webapp/wcs/stores/servlet/CategoryDisplay~q_catalogId~e-201~a_categoryId~e1028666~a_catTree~e100005,1028666~a_langId~e-201~a_storeId~e10001.htm
DISCLAIMER
The analyses and conclusions of Arcadia contained in this letter are based on publicly available information. Arcadia recognizes that there may be confidential or otherwise non-public information in the possession of the companies discussed in this letter that could lead these companies or others to disagree with Arcadia’s conclusions.
The analyses provided may include certain statements, assumptions, estimates and projections prepared with respect to, among other things, the historical and anticipated operating performance of the companies. Such statements, assumptions, estimates, and projections reflect various assumptions by Arcadia concerning anticipated results that are inherently subject to significant economic, competitive, and other uncertainties and contingencies and have been included solely for illustrative purposes. No representations express or implied, are made as to the accuracy or completeness of such statements, assumptions, estimates or projections or with respect to any other materials herein. Actual results may vary materially from the estimates and projected results contained herein, and no decision or action should be made relying solely on information herein or the accuracy thereof. Arcadia disclaims any obligation to update this letter.
Funds managed by Arcadia and/or its affiliates own HearUSA common stock as of the date of this letter. Arcadia manages funds that are in the business of actively trading — buying and selling - securities and other financial instruments. Arcadia has, and in the future may, change its investment position in HearUSA and possibly increase, decrease, dispose of, or change the form of its investment for any or no reason.
This letter should not be considered a recommendation to buy, sell, or hold any investment. In addition, this letter is neither an offer to purchase nor a solicitation of an offer to sell any securities of the companies. This letter is not a solicitation of proxies. Arcadia and its affiliates retain the right to vote on any matters relating to each or any of the companies discussed herein including, without limitation, for or against any transaction.